UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Destination Maternity Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25065D100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609,596
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 609,596
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609,596
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 609,596
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 694,219
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 694,219
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25065D100

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,7381
	8	SHARED VOTING POWER - 0 -2
	9	SOLE DISPOSITIVE POWER 3,7381
	10	SHARED DISPOSITIVE POWER - 0 -2
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,7381, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%2
14	TYPE OF REPORTING PERSON IN

1 Includes 2,000 shares of restricted stock granted to Mr. Ajdler on January 23, 2009, pursuant to the Issuer’s 2005 Equity Incentive Plan (the “Plan”).  Under the Plan, such shares shall vest one year from the date of grant.
2 See Item 5.

CUSIP NO. 25065D100

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended and restated to read as follows:

This statement relates to common stock, par value $0.01 (the “Shares”), of Destination Maternity Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 456 North Fifth Street, Philadelphia, Pennsylvania 19123.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 694,219 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $11,397,421.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The 3,738 shares owned by Mr. Ajdler were granted in connection with his appointment as a non-employee director of the Issuer pursuant to the Issuer’s 2005 Equity Incentive Plan.

Item 4 is hereby amended to add the following:

The Issuer, on the one hand, and Crescendo Partners II, Crescendo Investments II, Crescendo Partners III and Crescendo Investments III (collectively, the “Crescendo Parties”), on the other hand, have entered into a letter agreement dated November 6, 2009 (the “Letter Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Letter Agreement, the Crescendo Parties agreed that the terms of the Confidentiality Letter Agreement dated March 10, 2008 remain in full force and effect, except to the extent specifically otherwise provided in the Letter Agreement.  The Crescendo Parties also agreed to vote only for the nominees selected by the Issuer’s Board of Directors (the “Board”) for election to the Board at the 2010 Annual Meeting of Stockholders (the “2010 Annual Meeting”), provided such nominees include Mr. Ajdler or any other Representative (as defined therein) of the Crescendo Parties.  Neither the Crescendo Parties nor any of their affiliates will take any action prior to the election of directors at the 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”) to seek the removal of any current member of the Board or any director elected to the Board at the 2010 Annual Meeting.

Pursuant to the terms of the Letter Agreement, the Issuer agreed to recruit two new directors for election to the Board at the 2010 Annual Meeting, one of whom shall qualify as an “audit committee financial expert.”  Additionally, any increase in the size of the Board and the filling of any Board vacancy prior to the 2011 Annual Meeting shall require the unanimous approval of the Nominating and Corporate Governance Committee.  The Issuer also agreed, upon Mr. Ajdler’s re-election to the Board at the 2010 Annual Meeting, to cause Mr. Ajdler to be appointed as Chairman of the Compensation Committee at the first Board meeting following the 2010 Annual Meeting.  The Board shall take no action to remove Mr. Ajdler, at any time prior to the 2011 Annual Meeting, as (i) Chairman of the Compensation Committee, (ii) a member of the Nominating and Corporate Governance Committee or (iii) a member of the Compensation Committee.  In addition, for so long as Mr. Ajdler serves as a member of the Board, in the event that the date on which the Issuer notifies the Crescendo Parties of the slate of director candidates to be nominated for election at any meeting of stockholders occurring in 2011 or thereafter (the “Notification Date”) occurs fewer than 10 days before the deadline for stockholders to nominate candidates for election as a director at such meeting of stockholders in accordance with the Issuer’s By-Laws, the Crescendo Parties shall be entitled to nominate director candidates until the close of business on the 10th day following the Notification Date.

CUSIP NO. 25065D100

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 6,107,760 Shares outstanding, which is the total number of Shares reported to be outstanding as of July 31, 2009 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 10, 2009.

As of the close of business on November 6, 2009, Crescendo Partners II beneficially owned 609,596 Shares, constituting approximately 10.0% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 609,596 Shares owned by Crescendo Partners II, constituting approximately 10.0% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 609,596 Shares owned by Crescendo Partners II, constituting approximately 10.0% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 609,596 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on November 6, 2009, Crescendo Partners III beneficially owned 84,623 Shares, constituting approximately 1.4% of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 84,623 Shares owned by Crescendo Partners II, constituting approximately 1.4% of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 84,623 Shares owned by Crescendo Partners III, constituting approximately 1.4% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 84,623 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

As of the close of business on November 6, 2009, Mr. Ajdler beneficially owned 3,738 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 609,596 Shares owned by Crescendo Partners II and the 84,623 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

CUSIP NO. 25065D100

Item 5(c) is hereby amended to add the following:

(c) There were no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6 is hereby amended to add the following:

On November 6, 2009, the Reporting Persons and the Issuer entered into a Letter Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1
Letter Agreement by and between Destination Maternity Corporation, on the one hand and each of Crescendo Partners II, L.P., Series K, Crescendo Investments II, LLC, Crescendo Partners III, L.P. and Crescendo Investments III, LLC, dated November 6, 2009.

CUSIP NO. 25065D100

  SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009	CRESCENDO PARTNERS II, L.P., SERIES K

	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Arnaud Ajdler
ARNAUD AJDLER